

August 22, 2023

Randall Fowler
Chief Executive Officer
Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, TX 77002

      Re: Enterprise Products Partners L.P.
          Registration Statement on Form S-3
          Filed August 10, 2023
          File No. 333-273870

Dear Randall Fowler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: David C. Buck, Esq.